Mail Stop 4561

August 3, 2007

Zachery Nelson
President and Chief Executive Officer
NetSuite Inc.
2955 Campus Drive
Suite 100
San Mateo, CA 94403-2511

Re: NetSuite Inc.
Registration Statement on Form S-1
Filed July 2, 2007
File No. 333-144257

Dear Mr. Nelson:

We have reviewed your submission and have the following comments on your financial statements and related disclosure. Comments on the other parts of your document will follow under separate cover. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide the estimated IPO price or range when available. Also, please provide us a chronological summary of your issuances of common stock, preferred stock, and grants of stock options during the past 12 months. With respect to each issuance, indicate the number of shares or options issued, the purchase price per share or the exercise price per

option, any restrictions or vesting terms, the fair value of your common stock on the date of grant, and the related amount of compensation recognized in your financial statements.

Capitalization, page 33

2.   Please remove cash and cash equivalents from your capitalization table.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Contractual Obligations and Commitments, page 56

3.   Please revise your table of contractual obligations to include all long term liabilities reflected on your balance sheet and a total for each column as illustrated in Item 303(a)(5) of Regulation S-K.

Consolidated Statements of Cash Flows, page F-8

4.   Please tell us how you determined that proceeds from refundable prepaid royalties should be shown as a financing activity, citing relevant accounting literature.

Notes to Consolidated Financial Statements, page F-9

Note 2. Netsuite Kabushiki Kaisha, page F-16

5.   Please expand your disclosure to address the conditions under which the prepaid royalties from TCI and MJS are refundable.

Note 10. Related Party Transactions, page F-29

6.   Please expand upon the Supplier Agreement with Oracle Racing. Disclose the fair value of the on-demand application suite and logo placement received in return, as well as the amounts that were recorded in your financial statements for these services.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone at (202) 551-3229 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions or comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile (650) 493-6811</u>
Jeffrey D. Saper, Esq.
Raj S. Judge, Esq.
Rick Kline, Esq.
Wilson Sonsini Goodrich & Rosati
Telephone: (650) 565-3539